Greenfield Farms Food, Inc.
319 Clematis Street – Suite 400
West Palm Beach, Florida 33401
(561) 514-9042

August 26, 2013

Justin Dobbie
Legal Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
Washington D.C. 20549

Re: Greenfield Farms Food, Inc.
Preliminary Information Statement on Schedule 14C (Revised)
Filed August 15, 2013
File No. 000-54364

Dear Mr. Dobbie:

Thank you for your comment letter dated August 22, 2013. Staff's comments and our responses to those comments follow:

We have reviewed your response to the comment in our letter dated August 1, 2013 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

The Reverse Split, page 2
1. Please refer to the third paragraph. We note that you have issued an aggregate of $218,000 of convertible notes from June 2012 through June 2013. Please revise to disclose how the net proceeds from these issuances have been or are to be used. Refer to Item 11(c)(2) of Schedule 14A.

In response to your comment, we have revised to disclose that: "Of the $218,000 in face value of the notes listed below, we received net proceeds of $205,400 following offering costs of $12,600.  Of this amount, $130,000 was used in settlement of notes and accounts payable to our former President, Larry Moore.  The balance of $75,400 was used for general working capital purposes including payments to our current President, Henry Fong, totaling $30,650 for fees due him."

2. Please refer to the fifth paragraph.
We note that you have issued 96,623 shares of Series A Convertible Preferred Stock and 44,000 shares of Series B Convertible Preferred Stock. Please revise to describe briefly the transactions pursuant to which these securities were issued, the nature and amount of consideration received and how the net proceeds from these issuances have been or are to be used. Refer to Item 11(c) of Schedule 14A.

In response to your comment we have added the following paragraph to page 3 with information previously disclosed in the Company’s Annual Report on Form 10-K filed on April 16, 2012 (Series A) and Quarterly Report on Form 10-Q filed on August 14, 2013 (Series B): "On April 1, 2011, four shareholders of the Company converted 881,351,480 shares of Common Stock to 96,623 shares of our Series A Convertible Preferred Stock, including 85,000 shares issued to our former President, Larry Moore.  The Series B Convertible Preferred Stock was authorized by the board of directors on July 15, 2013 and consists of up to 100,000 shares of preferred stock with par value of $0.001 per share and a stated value of $1.00 per share.  A total of 44,000 shares of Series B Preferred Stock was issued on the conversion of debt payable by the Company, including $40,000 to the Company's President, Henry Fong.  No cash was received by the Company for the issuance of either the Series A or Series B Preferred Stock."

Respectfully submitted,
Greenfield Farms Food, Inc.

By: /S/ HENRY FONG
Henry Fong, President